EXHIBIT 3

Minimum Amount of Required Bond

VIRTUS MUTUAL FUNDS

August 31, 2010

Fund	Trust Size	Req. Bond Current *
Virtus Equity Trust	2,064,856,893.36	1,700,000	*
Virtus Insight Trust	4,077,765,723.17	2,500,000
Virtus Institutional Trust	37,969,290.01	350,000
Virtus Opportunities Trust	7,080,061,423.77	3,700,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	528,823,746	900,000
DNP Select Income Fund, Inc.	2,736,197,561	1,900,000
DTF Tax Free Income, Inc.	207,751,789	600,000
The Zweig Fund, Inc.	300,254,228.63	750,000
The Zweig Total Return Fund, Inc.	433,923,516.73	750,000

TOTAL	17,467,604,171.67	13,150,000

*	Maximum Required Bond is $2.5 Million